Press Release
Celebrating 100 years

CN Third Quarter Results: Capitalizing on Sequential Improvements in Key Markets

Railroad Remains Nimble and Responsive to Market Demand

MONTREAL, October 20, 2020 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended September 30, 2020.
"CN's people never stopped working since the beginning of the pandemic and I am proud of the essential transportation service they have provided. As we look at the fourth quarter and beyond, we continue to see sequential improvements and momentum leading us to have a cautious optimism about the future. We remain confident in our ability to continue delivering long-term shareholder value."
- JJ Ruest, President and Chief Executive Officer of CN

Financial results highlights
Third-quarter 2020 compared to third-quarter 2019
•Volumes, in terms of revenue ton miles (RTMs), improved sequentially in each month of the third quarter of 2020 and September volumes increased on a year-over-year basis, reflecting demand for certain commodities in-line with 2019 levels.
•Revenues of C$3,409 million, a decrease of C$421 million or 11 per cent.
•Diluted earnings per share of C$1.38, a decrease of 17 per cent.
•Operating ratio of 59.9 per cent, an increase of 2.0 points.
•Operating income of C$1,366 million, a decrease of 15 per cent.
•Free cash flow for the first nine months of 2020 was C$2,087 million, an increase of C$588 from the prior period. (1)

Third-quarter 2020 revenues, traffic volumes and expenses
Revenues for the third quarter of 2020 were C$3,409 million, a decrease of C$421 million or 11 per cent, when compared to the same period in 2019. The decrease in revenues was mainly due to lower volumes across most commodity groups caused by the ongoing effects of the COVID-19 pandemic and lower applicable fuel surcharge rates, partly offset by freight rate increases as well as increased shipments of Canadian grain. RTMs, measuring the relative weight and distance of freight transported by CN, declined by seven per cent from the year-earlier period. Freight revenue per RTM decreased by three per cent over the year-earlier period.
Operating expenses for the third quarter decreased by eight per cent to C$2,043 million, mainly driven by lower fuel and labor costs, as well as decreased purchased services and material expense. The decrease in the first nine months was partly offset by a loss on assets held for sale in the second quarter, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines.

CN | 2020 Quarterly Review – Third Quarter 1

Press Release
(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the impacts of the COVID-19 pandemic on the business operations, financial results and financial position and on the global supply chain, and statements about the economic recovery and its future impact on CN. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.
This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the Southern tip of the U.S. through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

2 CN | 2020 Quarterly Review – Third Quarter

Selected Railroad Statistics – unaudited

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,409	3,830	10,163	11,333
Freight revenues ($ millions)	3,249	3,618	9,711	10,790
Operating income ($ millions)	1,366	1,613	3,366	4,375
Adjusted operating income ($ millions) (2)	1,366	1,613	3,852	4,459
Net income ($ millions)	985	1,195	2,541	3,343
Adjusted net income ($ millions) (2)	985	1,195	2,763	3,293
Diluted earnings per share ($)	1.38	1.66	3.56	4.62
Adjusted diluted earnings per share ($) (2)	1.38	1.66	3.87	4.56
Free cash flow ($ millions) (2)	506	700	2,087	1,499
Gross property additions ($ millions)	691	961	2,008	3,061
Share repurchases ($ millions)	—	394	379	1,271
Dividends per share ($)	0.5750	0.5375	1.7250	1.6125
Financial position (1)
Total assets ($ millions)	45,158	44,096	45,158	44,096
Total liabilities ($ millions)	25,845	25,596	25,845	25,596
Shareholders' equity ($ millions)	19,313	18,500	19,313	18,500
Financial ratio
Operating ratio (%)	59.9	57.9	66.9	61.4
Adjusted operating ratio (%) (2)	59.9	57.9	62.1	60.7
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	113,693	124,410	330,058	367,875
Revenue ton miles (RTMs) (millions)	56,296	60,849	167,183	184,245
Carloads (thousands)	1,440	1,531	4,069	4,487
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	24,008	27,290	24,008	27,290
Employees (average for the period)	23,177	27,269	23,624	26,803
Key operating measures
Freight revenue per RTM (cents)	5.77	5.95	5.81	5.86
Freight revenue per carload ($)	2,256	2,363	2,387	2,405
GTMs per average number of employees (thousands)	4,905	4,562	13,971	13,725
Operating expenses per GTM (cents)	1.80	1.78	2.06	1.89
Labor and fringe benefits expense per GTM (cents)	0.58	0.56	0.60	0.59
Diesel fuel consumed (US gallons in millions)	97.2	110.1	296.3	342.5
Average fuel price ($ per US gallon)	2.27	3.05	2.44	3.13
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.85	0.88	0.90	0.93
Train weight (tons)	9,635	9,259	9,543	9,088
Train length (feet)	8,987	8,462	8,596	8,189
Car velocity (car miles per day)	175	209	184	198
Through dwell (entire railroad, hours)	9.6	7.7	8.8	7.9
Through network train speed (miles per hour)	17.8	18.7	18.5	18.2
Locomotive utilization (trailing GTMs per total horsepower)	199	201	194	200
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.70	2.09	1.82	2.03
Accident rate (per million train miles)	1.57	2.01	1.78	2.22
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.
(3)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(4)Based on Federal Railroad Administration (FRA) reporting criteria.
CN | 2020 Quarterly Review – Third Quarter 3

Supplementary Information – unaudited

	Three months ended September 30				Nine months ended September 30
	2020	2019	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2020	2019	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	591	788	(25%)	(26%)	1,967	2,298	(14%)	(15%)
Metals and minerals	342	425	(20%)	(20%)	1,055	1,286	(18%)	(19%)
Forest products	421	450	(6%)	(7%)	1,267	1,393	(9%)	(10%)
Coal	118	168	(30%)	(30%)	401	508	(21%)	(21%)
Grain and fertilizers	608	552	10%	10%	1,867	1,770	5%	5%
Intermodal	992	1,018	(3%)	(3%)	2,715	2,860	(5%)	(6%)
Automotive	177	217	(18%)	(19%)	439	675	(35%)	(36%)
Total freight revenues	3,249	3,618	(10%)	(11%)	9,711	10,790	(10%)	(11%)
Other revenues	160	212	(25%)	(25%)	452	543	(17%)	(18%)
Total revenues	3,409	3,830	(11%)	(11%)	10,163	11,333	(10%)	(11%)
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	9,398	14,042	(33%)	(33%)	31,918	41,148	(22%)	(22%)
Metals and minerals	5,419	6,458	(16%)	(16%)	15,776	19,860	(21%)	(21%)
Forest products	6,552	6,813	(4%)	(4%)	18,903	20,902	(10%)	(10%)
Coal	3,667	4,563	(20%)	(20%)	11,987	13,556	(12%)	(12%)
Grain and fertilizers	14,565	12,722	14%	14%	43,826	41,634	5%	5%
Intermodal	15,916	15,294	4%	4%	42,835	44,176	(3%)	(3%)
Automotive	779	957	(19%)	(19%)	1,938	2,969	(35%)	(35%)
Total RTMs	56,296	60,849	(7%)	(7%)	167,183	184,245	(9%)	(9%)
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	6.29	5.61	12%	11%	6.16	5.58	10%	9%
Metals and minerals	6.31	6.58	(4%)	(5%)	6.69	6.48	3%	2%
Forest products	6.43	6.61	(3%)	(3%)	6.70	6.66	1%	(1%)
Coal	3.22	3.68	(13%)	(13%)	3.35	3.75	(11%)	(11%)
Grain and fertilizers	4.17	4.34	(4%)	(4%)	4.26	4.25	—%	—%
Intermodal	6.23	6.66	(6%)	(7%)	6.34	6.47	(2%)	(3%)
Automotive	22.72	22.68	—%	(1%)	22.65	22.73	—%	(1%)
Total freight revenue / RTM	5.77	5.95	(3%)	(4%)	5.81	5.86	(1%)	(2%)
Carloads (thousands) (3)
Petroleum and chemicals	138	177	(22%)	(22%)	442	519	(15%)	(15%)
Metals and minerals	236	270	(13%)	(13%)	694	774	(10%)	(10%)
Forest products	84	93	(10%)	(10%)	255	289	(12%)	(12%)
Coal	68	86	(21%)	(21%)	216	256	(16%)	(16%)
Grain and fertilizers	162	145	12%	12%	474	461	3%	3%
Intermodal	694	693	—%	—%	1,851	1,980	(7%)	(7%)
Automotive	58	67	(13%)	(13%)	137	208	(34%)	(34%)
Total carloads	1,440	1,531	(6%)	(6%)	4,069	4,487	(9%)	(9%)
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,283	4,452	(4%)	(4%)	4,450	4,428	—%	(1%)
Metals and minerals	1,449	1,574	(8%)	(8%)	1,520	1,661	(8%)	(10%)
Forest products	5,012	4,839	4%	3%	4,969	4,820	3%	2%
Coal	1,735	1,953	(11%)	(11%)	1,856	1,984	(6%)	(7%)
Grain and fertilizers	3,753	3,807	(1%)	(2%)	3,939	3,839	3%	2%
Intermodal	1,429	1,469	(3%)	(3%)	1,467	1,444	2%	1%
Automotive	3,052	3,239	(6%)	(7%)	3,204	3,245	(1%)	(2%)
Total freight revenue / carload	2,256	2,363	(5%)	(5%)	2,387	2,405	(1%)	(2%)
(1)See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

4 CN | 2020 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the nine months ended September 30, 2020, the Company's adjusted net income was $2,763 million, or $3.87 per diluted share, which excludes a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) in the second quarter, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario, and a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.
For the nine months ended September 30, 2019, the Company's adjusted net income was $3,293 million, or $4.56 per diluted share, which excludes a deferred income tax recovery of $112 million ($0.15 per diluted share or $0.16 per basic share) in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate, and a depreciation and amortization expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a Positive Train Control (PTC) back office system following the deployment of a replacement system.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2020 and 2019, to the adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2020	2019	2020	2019
Net income	$985	$1,195	$2,541	$3,343
Adjustments:
Depreciation expense	—	—	—	84
Loss on assets held for sale	—	—	486	—
Income tax recovery (1)	—	—	(264)	(134)
Adjusted net income	$985	$1,195	$2,763	$3,293
Basic earnings per share	$1.39	$1.66	$3.57	$4.63
Impact of adjustments, per share	—	—	0.31	(0.07)
Adjusted basic earnings per share	$1.39	$1.66	$3.88	$4.56
Diluted earnings per share	$1.38	$1.66	$3.56	$4.62
Impact of adjustments, per share	—	—	0.31	(0.06)
Adjusted diluted earnings per share	$1.38	$1.66	$3.87	$4.56
(1)Includes the tax impact of: (i) adjustments based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction; or (ii) tax law changes and rate enactments.

CN | 2020 Quarterly Review – Third Quarter 5

Non-GAAP Measures – unaudited

The following table provides a reconciliation of operating income and operating ratio, as reported for the three and nine months ended September 30, 2020 and 2019, to the adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except percentage	2020	2019	2020	2019
Operating income	$1,366	$1,613	$3,366	$4,375
Adjustments:
Depreciation expense	—	—	—	84
Loss on assets held for sale	—	—	486	—
Adjusted operating income	$1,366	$1,613	$3,852	$4,459
Operating ratio (1)	59.9%	57.9%	66.9%	61.4%
Impact of adjustment	—	—	(4.8)-pts	(0.7)-pts
Adjusted operating ratio	59.9%	57.9%	62.1%	60.7%
(1)Operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.33 and $1.35 per US$1.00 for the three and nine months ended September 30, 2020, respectively, and $1.32 and $1.33 per US$1.00 for the three and nine months ended September 30, 2019, respectively.
On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2020 would have been lower by $7 million ($0.01 per diluted share) and $20 million ($0.03 per diluted share), respectively.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three and nine months ended September 30, 2020 and 2019, to free cash flow:

	Three months ended September 30		Nine months ended September 30
In millions	2020	2019	2020	2019
Net cash provided by operating activities	$1,220	$1,692	$4,157	$4,405
Net cash used in investing activities	(722)	(992)	(2,078)	(3,073)
Net cash provided before financing activities	498	700	2,079	1,332
Adjustment: Acquisition, net of cash acquired (1)	8	—	8	167
Free cash flow	$506	$700	$2,087	$1,499
(1)Relates to the acquisitions of H&R Transport Limited ("H&R") and the TransX Group of Companies ("TransX"). See Note 3 - Business combinations to CN's unaudited Interim Consolidated Financial Statements for additional information.

6 CN | 2020 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2020	2019
Debt		$13,786	$13,768
Adjustments:
Operating lease liabilities, including current portion		434	536
Pension plans in deficiency		521	476
Adjusted debt		$14,741	$14,780
Net income		$3,414	$4,486
Interest expense		556	524
Income tax expense		936	1,278
Depreciation and amortization		1,574	1,521
Loss on assets held for sale		486	—
EBITDA		6,966	7,809
Adjustments:
Other income		(8)	(144)
Other components of net periodic benefit income		(314)	(317)
Operating lease cost		152	190
Adjusted EBITDA		$6,796	$7,538
Adjusted debt-to-adjusted EBITDA multiple (times)		2.17	1.96

CN | 2020 Quarterly Review – Third Quarter 7